Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of the Unitil corporation 401(k) Plan Committee and the Plan Administrator of the Unitil Corporation Tax Deferred Savings and Investment Plan:

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-42266) pertaining to the Unitil Corporation Tax Deferred Savings and Investment Plan of our report dated June 11, 2014 relating to the statement of net assets available for plan benefits of the Unitil Corporation Tax Deferred Savings and Investment Plan as of December 31, 2013 and the related statement of changes in net assets available for plan benefits for the year then ended, included in this annual report on Form 11-K.

/s/ Caron & Bletzer, PLLC

Kingston, NH

June 11, 2014